Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter and

Fiscal Year 2014 Unaudited Financial Results

•                      Mobile monthly active users increased by 138% YoY to 395 million

•                      Mobile revenues up 610% YoY and 97% QoQ in 4Q 2014, accounting for 38% of total revenues.

•                      Overseas revenues accounted for 24% of total 4Q 2014 revenues and 63% of mobile revenues.

Beijing, China, March 20, 2015 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile Internet company that provides mission critical applications to help make the Internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

•                  Total revenues increased by 118.8% year-over-year and 23.0% quarter-over-quarter to RMB588.9 million (US$94.9 million).

•                  Mobile revenues1 increased by 610.2% year-over-year and 96.6% quarter-over-quarter to RMB 222.1 million (US$35.8 million), led by a significant growth of mobile advertising revenues. Mobile accounted for 38% of total revenues.

•                  Overseas revenues increased by 156.5% quarter-over-quarter to RMB139.1 million (US$22.4 million), led by a significant ramp-up of mobile advertising revenues in the overseas market. Overseas accounted for 24% of total revenues and 63% of mobile revenues.

•                  GAAP net income attributable to Cheetah Mobile shareholders increased by 23.8% year-over-year and 780.6% quarter-over-quarter to RMB32.2 million (US$5.2 million).

•                  Non-GAAP net income attributable to Cheetah Mobile shareholders2 (which excludes share-based compensation expenses) increased by 132.4% year-over-year and 37.3% quarter-over-quarter to RMB82.7 million (US$13.3 million).

Fourth Quarter 2014 Key Operating Metrics

•                  Total global mobile user installations increased by 26.3% quarter-over-quarter to 1,089.1 million as of December 31, 2014.

•                  Mobile monthly active users (“Mobile MAUs”) increased by 137.9% year-over-year to 395.4 million as of December 31, 2014. Mobile MAUs from overseas markets were 69.0% of total mobile MAUs in December 2014.

Fiscal Year 2014 Financial Highlights

•                  Total revenues increased by 135.2% year-over-year to RMB1,763.6 million (US$284.2 million).

•                  Mobile revenues increased by 741.3% year-over-year to RMB465.0 million (US$74.9 million). Mobile accounted for 26% of total revenues.

•                  Overseas revenues were RMB221.9 million (US$35.8 million). Overseas accounted for 13% of total revenues and 48% of mobile revenues.

•                  GAAP net income attributable to Cheetah Mobile shareholders increased by 9.6% year-over-year to RMB67.9 million (US$11.0 million).

•                  Non-GAAP net income attributable to Cheetah Mobile shareholders (which excludes share-based compensation expenses) increased by 142.6% year-over-year to RMB241.2 million (US$38.9 million).

1  Mobile revenues included revenues from HongKong Zoom Interactive, which was acquired by Cheetah Mobile in July 2014.

2  Non-GAAP net income attributable to Cheetah Mobile shareholders is a non-GAAP financial measure, which is defined as net income to Cheetah Mobile Inc. excluding share-based compensation expenses.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “2014 was a break-through year for our mobile and global businesses and we finished on a high note with our mobile monthly active users quickly approaching the impressive 400 million users mark.  Led by the success of Clean Master, we have built a strong product matrix of mobile apps in 2014 with four of our apps each accumulating more than 100 million downloads on Google Play.  According to App Annie, Cheetah Mobile was the No. 2 publisher for non-game apps globally on Google Play, and the No. 1 publisher in the tools category for December 2014.  This success helped drive mobile revenues to increase more than six times year over year and nearly double quarter over quarter in the fourth quarter, demonstrating our significant progress in mobile monetization.  In addition, since we began our overseas monetization efforts in the second quarter of 2014, our overseas revenues have increased significantly and now account for 24% of our total revenues and 63% of mobile revenues in the fourth quarter.  Given these strong secular trends, mobile will remain the key growth driver for our company and will account for more than 50% of total revenues by the end of the first half 2015. Additionally, our acquisition of MobPartner, when completed, will further enhance our global mobile monetization capabilities and expand our advertising footprint globally. Going forward, we remain focused on building one of the world’s leading mobile advertising platforms.”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “Robust mobile performance again drove our strong topline growth this quarter. Total revenues grew 119% year-over-year and 23% quarter-over-quarter to RMB588.9 million, exceeding the high end of our previous guidance.  The strong ramp-up in our mobile revenues, particularly in overseas markets, clearly validates our investments in the mobile and global arenas.  In 2015, we will continue to invest aggressively in our mobile business and strengthen our foundation for continued success in this rapidly developing market.

Fourth Quarter 2014 Financial Results

REVENUES

Total revenues for the fourth quarter of 2014 increased by 118.8% to RMB588.9 million (US$94.9 million) from RMB269.2 million in the prior year period. This increase was driven by organic business growth, primarily due to substantial improvements in mobile monetization.

•                  Revenues from online marketing services increased by 109.9% to RMB446.1 million (US$71.9 million) in the fourth quarter of 2014 from RMB212.5 million in the prior year period. This increase was primarily driven by strong demand for our mobile advertising business in both the domestic and overseas markets as well as the rapid growth of the worldwide mobile advertising market. This increase was also due to growth in marketing revenues from key online marketing customers, driven by growth in user traffic on the Company’s online marketing platforms.

•                  Revenues from internet value added services (“IVAS”) increased by 226.1% to RMB137.0 million (US$22.1 million) in the fourth quarter of 2014 from RMB42.0 million in the prior year period. This increase was primarily driven by the increase in the number of PC and mobile games published by the Company, and the increase in the number of monthly paying users.

•                  Revenues from Internet security services and others decreased by 60.4% to RMB5.8 million (US$0.9 million) in the fourth quarter of 2014 from RMB14.6 million in the prior year period. This decrease was primarily due to the Company ceasing to promote subscriptions services to paying users in a strategic reorientation which started in 2011, resulting in a decrease in the number of paying customers.

By platform, revenues generated from our mobile business2 increased by 610.2% to RMB222.1 million (US$35.8 million) from RMB31.3 million in the prior year period. This increase was primarily due to the increased acceptance of the Company’s mobile marketing services in both the domestic and overseas markets, and a rapid growth of mobile advertising market globally. This increase was also driven by the growth of the Company’s mobile gaming business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 178.4% to RMB141.0 million (US$22.7 million) in the fourth quarter of 2014 from RMB50.6 million in the prior year period. The increase in cost of revenues was mainly driven by higher costs associated with the mobile game business, higher bandwidth and Internet data center (IDC) costs associated with increased user traffic, as well as higher amortization costs from acquired intangible assets.

Gross profit increased by 104.9% to RMB447.9 million (US$72.2 million) in the fourth quarter of 2014 from RMB218.5 million in the prior year period. Gross margin was 76.1% in the fourth quarter of 2014, compared to 81.2% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the fourth quarter of 2014 increased by 133.6% to RMB393.2 million (US$63.4 million) from RMB168.3 million in the prior year period. Total non-GAAP operating expenses, which exclude share-based compensation expenses, for the fourth quarter of 2014 increased by 116.3% to RMB343.3 million (US$55.3 million) from RMB158.7 million in the prior year period.

•                  Research and development expenses increased by 106.3% to RMB120.1 million (US$19.4 million) from RMB58.2 million in the prior year period. This increase was primarily due to an increase in the number of research and development personnel as well as an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, for the fourth quarter of 2014 increased by 95.7% to RMB105.3 million (US$17.0 million) from RMB53.8 million in the prior year period.

•                  Selling and marketing expenses increased by 111.8% to RMB184.3 million (US$29.7 million) from RMB87.0 million in the prior year period. The increase was primarily due to promotional spending for the mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 115.1% to RMB182.0 million (US$29.3 million) from RMB84.6 million in the prior year period.

•                  General and administrative expenses increased by 284.6% to RMB88.8 million (US$14.3 million) from RMB23.1 million in the prior year period. This increase was primarily due to an increase in share-based compensation expenses and professional service fees as well as an increase in headcount. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 175.5% to RMB56.0 million (US$9.0 million) from RMB20.3 million in the prior year period.

Operating profit was RMB54.7 million (US$8.8 million) in the fourth quarter of 2014, compared to RMB50.2 million in the prior year period. Operating margin was 9.3% in the fourth quarter of 2014, compared to 18.7% in the prior year period.

Non-GAAP operating profit3 increased by 76.0% to RMB105.3 million (US$17.0 million) in the fourth quarter of 2014 from RMB59.8 million in the prior year period. Non-GAAP operating margin was 17.9% in the fourth quarter of 2014, compared to 22.2% in the prior year period.

3 Non-GAAP operating profit is a non-GAAP financial measure, which is defined as operating profit excluding share-based compensation expenses.

For the fourth quarter of 2014, share-based compensation expenses were RMB50.6 million (US$8.2 million), compared to RMB9.6 million in the fourth quarter of 2013.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 23.8% to RMB32.2 million (US$5.2 million) in the fourth quarter of 2014 from RMB26.0 million in the prior year period. Net margin was 5.5% in the fourth quarter of 2014, compared to 9.7% in the prior year period.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 132.4% to RMB82.7 million (US$13.3 million) from RMB35.6 million in the prior year period. Non-GAAP net margin4 increased to 14.1% in the fourth quarter of 2014 from 13.2% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS in the fourth quarter of 2014 increased to RMB0.23 (US$0.04) from RMB0.21 in the prior year period.

Non-GAAP diluted earnings per ADS5 in the fourth quarter of 2014 increased to RMB0.59 (US$0.10) from RMB0.29 in the prior year period.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS BALANCE

As of December 31, 2014, the Company had cash, cash equivalents, and short-term investments of RMB 1.6 billion (US$259.0 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2014, the Company had a total of 1,416,602,712 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Fiscal Year 2014 Results

REVENUES

Total revenues for 2014 increased by 135.2% to RMB1,763.6 million (US$284.2 million) from RMB749.9 million in 2013. This increase was primarily due to growth in our user traffic and strong demand for our advertising services on both PC and mobile platforms.

•                  Revenues from online marketing services increased by 115.9% to RMB1,322.6 million (US$213.2 million) in 2014 from RMB612.6 million in 2013. This increase was due to growth in marketing revenues from key online marketing customers, driven by growth in user traffic on the Company’s online marketing platforms. This increase was also a result of the significant growth of our mobile advertising business.

•                  Revenues from internet value added services (“IVAS”) increased by 381.8% to RMB400.7 million (US$64.6 million) in 2014 from RMB83.2 million in 2013. This increase was primarily driven by the increase in the number of PC and mobile games published by the Company, and the increase in the number of monthly paying users.

4 Non-GAAP net margin is a non-GAAP financial measure, which is defined as Non-GAAP net income as a percentage of total revenues.

5 Non-GAAP diluted earnings per ADS in a non-GAAP financial measure, which is defined as non-GAAP net income divided by weighted average number of diluted ADS.

•                  Revenues from internet security services and others decreased by 25.6% to RMB40.3 million (US$6.5 million) in 2014 from RMB54.2 million in 2013. This decrease was primarily due to the Company ceasing to promote subscriptions services to paying users in a strategic reorientation which started in 2011, resulting in a decrease in the number of paying customers.

By platform, revenues generated from our mobile business increased by 741.3% to RMB465.0 million (US$74.9 million) from RMB55.3 million in 2013. This increase was primarily due to the increased acceptance of the Company’s mobile marketing services and the growth of its mobile gaming services.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 187.1% to RMB403.4 million (US$65.0 million) in 2014 from RMB140.5 million in the prior year period. The increase in cost of revenues was mainly driven by higher costs associated with the mobile game business, higher VAT costs, higher bandwidth and IDC costs associated with increased user traffic, and higher amortization costs from acquired intangible assets.

Gross profit increased by 123.2% to RMB1,360.2 million (US$219.2 million) in 2014 from RMB609.4 million in 2013. Gross margin was 77.1% in 2014, compared to 81.3% in 2013.

OPERATING INCOME AND EXPENSES

Total operating expenses for 2014 increased by 147.0% to RMB1,277.5 million (US$205.9 million) from RMB517.2 million in 2013. Total non-GAAP operating expenses, which exclude share-based compensation expenses, for 2014 increased by 130.4% to RMB1,105.6 million (US$178.2 million) from RMB479.8 million in 2013.

•                  Research and development expenses increased by 100.5% to RMB436.8 million (US$70.4 million) from RMB217.8 million in 2013. This increase was primarily due to an increase in the number of research and development personnel as well as an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, for 2014 increased by 89.7% to RMB385.7 million (US$62.2 million) from RMB203.3 million in 2013.

•                  Selling and marketing expenses increased by 188.1% to RMB580.6 million (US$93.6 million) from RMB201.5 million in 2013. The increase was primarily due to promotional spending for the mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 188.5% to RMB573.2 million (US$92.4 million) from RMB198.7 million in 2013.

•                  General and administrative expenses increased by 165.9% to RMB260.0 million (US$41.9 million) from RMB97.8 million in 2013. This increase was primarily due to an increase in share-based compensation expenses and professional service fees as well as an increase in headcount. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 88.7% to RMB146.7 million (US$23.7 million) from RMB77.8 million in the prior year period.

Operating profit was RMB82.7 million (US$13.3 million) in 2014, compared to RMB92.2 million in 2013. Operating margin was 4.7% in 2014, compared to 12.3% in 2013.

Non-GAAP operating profit increased by 97.5% to RMB255.9 million (US$41.2 million) in 2014 from RMB129.6 million in 2013. Non-GAAP operating margin was 14.5% in 2014, compared to 17.4% in 2013.

For 2014, share-based compensation expenses were RMB173.3 million (US$27.9 million), compared to RMB37.4 million in 2013.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 9.6% to RMB67.9 million (US$11.0 million) in 2014 from RMB62.0 million in 2013. Diluted earnings per ADS for 2014 were RMB 0.51 (US$0.08).

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 142.6% to RMB241.2 million (US$38.9 million) from RMB99.4 million in 2013. Non-GAAP diluted earnings per ADS for 2014 were RMB 1.80 (US$0.29).

Business Outlook

For the first quarter of 2015, the Company expects its total estimated revenues to be between RMB640 million (US$103 million) and RMB650 million (US$105 million), representing a year-over-year growth of approximately 103% to 106%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Company will hold a conference call on Friday, March 20, 2015 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect on December 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company with approximately 395.4 million mobile monthly active users in December 2014. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in December 2014, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses adjusted operating profit, adjusted operating margin, adjusted net income, adjusted net margin and adjusted diluted earnings per ADS, which are non-GAAP financial measures.

Adjusted operating profit and adjusted operating margin reflects operating profit excluding share-based compensation costs. Adjusted net income is net income excluding share-based compensation costs. Adjusted net margin is adjusted net income as a percentage of total revenues. Adjusted diluted earnings per ADS is adjusted net income or loss attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation costs adds clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation costs, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779

Email: IR@cmcm.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(In '000, except for per share data)

	As of
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	530,536	1,093,285	176,206
Short-term investments	55,780	513,621	82,781
Accounts receivable	100,428	260,347	41,960
Prepayments and other current assets	63,037	180,029	29,015
Due from related parities	12,868	43,570	7,022
Deferred tax assets	1,913	2,693	434
Total current assets	764,562	2,093,545	337,418

Non-current assets:
Property and equipment , net	31,326	45,905	7,399
Intangible assets, net	32,850	199,616	32,172
Goodwill	52,819	261,686	42,177
Long-term investments	12,054	338,842	54,612
Deferred tax assets	7,178	6,384	1,029
Other non-current assets	8,804	55,197	8,896
Total non-current assets	145,031	907,630	146,285

Total assets	909,593	3,001,175	483,703

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	23,439	61,793	9,959
Accrued expenses and other current liabilities	181,551	481,694	77,635
Redemption right liabilities	5,711	520	84
Deferred revenue	7,840	44,180	7,121
Due to related parties	31,893	29,885	4,817
Income tax payable	13,534	3,584	578
Deferred tax liability	—	—	—
Total current liabilities	263,968	621,656	100,194

Non-current liabilities:
Deferred revenue	2,866	1,134	183
Deferred tax liability	39,206	65,991	10,636
Other non-current liabilities	9,485	29,525	4,759
Total non-current liabilities	51,557	96,650	15,578

Total liabilities	315,525	718,306	115,772

Commitments and contingencies

Mezzanine equity:
Series A convertible preferred shares	119,976	—	—
Series B convertible preferred shares	321,965	—	—
Total mezzanine equity	441,941	—	—

Shareholders’ equity:
Ordinary shares	150	222	36
Additional paid-in capital	63,919	2,059,983	332,007
Retained earnings	74,819	142,760	23,009
Accumulated other comprehensive income	13,239	3,373	544
Total Cheetah Mobile shareholders’ equity	152,127	2,206,338	355,596
Non-controlling interests	—	76,531	12,335
Total equity	152,127	2,282,869	367,931

Total liabilities, mezzanine equity and shareholders’ equity	909,593	3,001,175	483,703

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(In '000, except for per share data and number of shares and ADSs)

	For The Three Month Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	269,179	478,678	588,888	94,912
Online marketing services	212,532	360,942	446,122	71,902
Internet value-added services	42,004	107,331	136,968	22,075
Internet security services and others	14,643	10,405	5,798	935

Cost of revenues (a)	(50,630)	(110,250)	(140,973)	(22,721)
Gross profit	218,549	368,428	447,915	72,191

Operating expenses:
Research and development (a)	(58,214)	(135,658)	(120,086)	(19,354)
Selling and marketing (a)	(87,012)	(167,154)	(184,287)	(29,702)
General and administrative (a)	(23,095)	(70,368)	(88,822)	(14,316)
Total operating expenses	(168,321)	(373,180)	(393,195)	(63,372)

Operating profit(loss)	50,228	(4,752)	54,720	8,819
Other income (expenses):
Interest income	2,549	11,245	9,678	1,560
Changes in fair value of redemption right granted to a non-controlling shareholder	6,593	1	(2)	(0)
Changes in fair value of contingent consideration	(425)	(1,516)	(11,271)	(1,817)
Changes in fair value of put options granted to employees	—	(47)	374	60
Foreign exchange gain (loss), net	(402)	(221)	129	21
Impairment loss of available for sale investment	—	—	(8,664)	(1,397)
Other income, net	220	2,107	811	131
Gains (losses) from equity method investments	721	(2,070)	(524)	(84)

Income before tax	59,484	4,747	45,251	7,293
Income tax benefit (expense)	(33,490)	(1,229)	(13,968)	(2,251)
Net income	25,994	3,518	31,283	5,042
Less: net loss attributable to non-controlling interests	—	(136)	(894)	(144)
Net income attributable to Cheetah Mobile Shareholders	25,994	3,654	32,177	5,186

Earnings per share
Basic	0.02	0.00	0.02	0.00
Diluted	0.02	0.00	0.02	0.00

Earnings per ADS
Basic	0.22	0.03	0.24	0.04
Diluted	0.21	0.03	0.23	0.04

Weighted average number of shares outstanding
Basic	937,219,852	1,354,042,944	1,354,673,777	1,354,673,777
Diluted	1,203,409,240	1,418,624,992	1,410,449,593	1,410,449,593
Weighted average number of ADSs used in computation
Basic	93,721,985	135,404,294	135,467,378	135,467,378
Diluted	120,340,924	141,862,499	141,044,959	141,044,959

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,087)	(316)	(9,118)	(1,470)
Unrealized gains on available-for-sale securities, net	20,960	(6,387)	17,651	2,845
Other comprehensive income (loss)	17,873	(6,703)	8,533	1,375
Total comprehensive income (loss)	43,867	(3,185)	39,816	6,417
Less: Total comprehensive loss attributable to non-controlling interests	—	(136)	(894)	(144)
Total comprehensive income (loss) attributable to Cheetah Mobile Shareholders	43,867	(3,049)	40,710	6,561

(a) Share-based compensation expenses

(In '000)	For The Three Month Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	2	715	677	109
Research and development	4,432	15,598	14,809	2,387
Selling and marketing	2,399	2,382	2,249	362
General and administrative	2,775	37,902	32,834	5,292
Total	9,608	56,597	50,569	8,150

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(In '000, except for per share data and number of shares and ADSs)

	Year Ended December 31,
	2013	2014	2014
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
Revenues	749,911	1,763,579	284,237
Online marketing services	612,565	1,322,612	213,166
Internet value-added services	83,155	400,671	64,576
Internet security services and others	54,191	40,296	6,495

Cost of revenues (a)	(140,526)	(403,412)	(65,018)
Gross profit	609,385	1,360,167	219,219

Operating expenses:
Research and development (a)	(217,846)	(436,840)	(70,406)
Selling and marketing (a)	(201,504)	(580,610)	(93,577)
General and administrative (a)	(97,817)	(260,047)	(41,912)
Total operating expenses	(517,167)	(1,277,497)	(205,895)

Operating profit (loss)	92,218	82,670	13,324
Other income (expenses):
Interest income	7,077	28,216	4,548
Changes in fair value of redemption right granted to a non-controlling shareholder	11,146	3,576	576
Changes in fair value of contingent consideration	(1,067)	(13,749)	(2,216)
Changes in fair value of put options granted to employees	—	799	129
Foreign exchange gain (loss), net	920	16	3
Impairment loss of available for sale investment	—	(8,664)	(1,397)
Other income, net	2,243	3,487	562
Losses from equity method investments	(1,849)	(5,447)	(878)

Income before tax	110,688	90,904	14,651
Income tax expenses	(48,670)	(23,993)	(3,867)
Net income	62,018	66,911	10,784
Less:net loss attributable to non-controlling interests	—	(1,030)	(166)
Net income attributable to Cheetah Mobile Shareholders	62,018	67,941	10,950

Earnings per share
Basic	0.06	0.05	0.01
Diluted	0.05	0.05	0.01

Earnings per ADS
Basic	0.57	0.53	0.08
Diluted	0.54	0.51	0.08

Weighted average number of shares outstanding
Basic	929,119,153	1,210,501,020	1,210,501,020
Diluted	1,135,982,953	1,341,732,457	1,341,732,457
Weighted average number of ADSs used in computation
Basic	92,911,915	121,050,102	121,050,102
Diluted	113,598,295	134,173,246	134,173,246

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(6,087)	(6,864)	(1,106)
Unrealized losses on available-for-salesecurities, net	20,929	(3,002)	(484)
Other comprehensive income (loss)	14,842	(9,866)	(1,590)
Total comprehensive income (loss)	76,860	57,045	9,194
Less: Total comprehensive income attributable to non-controlling interests	—	(1,030)	(166)
Total comprehensive income attributable to Cheetah Mobile Shareholders	76,860	58,075	9,360

(a) Share-based compensation expenses

	Year Ended December 31,
	2013	2014	2014
	RMB	RMB	USD
(In '000)	(Audited)	(Unaudited)	(Unaudited)
Cost of revenues	10	1,393	225
Research and development	14,520	51,176	8,248
Selling and marketing	2,835	7,407	1,194
General and administrative	20,031	113,298	18,260
Total	37,396	173,274	27,927

Cheetah Mobile Inc.

Reconciliation of GAAP to Non-GAAP Results

(In '000, except for per share data)

	For The Three Months Ended December 31, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	588,888		—		588,888		94,912
Cost of revenues	(140,973)	23.9%	677	0.1%	(140,296)	23.8%	(22,612)
Gross profit	447,915	76.1%	677	0.1%	448,592	76.2%	72,300

Research and development	(120,086)	20.4%	14,809	2.5%	(105,277)	17.9%	(16,968)
Selling and marketing	(184,287)	31.3%	2,249	0.4%	(182,038)	30.9%	(29,339)
General and administrative	(88,822)	15.1%	32,834	5.6%	(55,988)	9.5%	(9,024)
Total operating expenses	(393,195)	66.8%	49,892	8.5%	(343,303)	58.3%	(55,331)

Operating profit	54,720	9.3%	50,569	8.6%	105,289	17.9%	16,969
Net income attributable to Cheetah Mobile Shareholders	32,177	5.5%	50,569	8.6%	82,746	14.1%	13,336

Diluted earnings per ordinary share (RMB)	0.02		0.04		0.06
Diluted earnings per ADS (RMB)	0.23		0.36		0.59
Diluted earnings per ADS (USD)	0.04		0.06		0.10

	For The Three Months Ended September 30, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	478,678		—		478,678
Cost of revenues	(110,250)	23.0%	715	0.1%	(109,535)	22.9%
Gross profit	368,428	77.0%	715	0.1%	369,143	77.1%

Research and development	(135,658)	28.3%	15,598	3.2%	(120,060)	25.1%
Selling and marketing	(167,154)	34.9%	2,382	0.5%	(164,772)	34.4%
General and administrative	(70,368)	14.7%	37,902	7.9%	(32,466)	6.8%
Total operating expenses	(373,180)	77.9%	55,882	11.6%	(317,298)	66.3%

Operating profit (loss)	(4,752)	0.9%	56,597	11.7%	51,845	10.8%
Net income attributable to Cheetah Mobile Shareholders	3,654	0.8%	56,597	11.7%	60,251	12.5%

Diluted earnings per ordinary share (RMB)	0.00		0.04		0.04
Diluted earnings per ADS (RMB)	0.03		0.40		0.43
Diluted earnings per ADS (USD)	0.01		0.06		0.07

	For The Three Months Ended December 31, 2013
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	269,179		—		269,179
Cost of revenues	(50,630)	18.8%	2	0.0%	(50,628)	18.8%
Gross profit	218,549	81.2%	2	0.0%	218,551	81.2%

Research and development	(58,214)	21.6%	4,432	1.6%	(53,782)	20.0%
Selling and marketing	(87,012)	32.3%	2,399	0.9%	(84,613)	31.4%
General and administrative	(23,095)	8.6%	2,775	1.0%	(20,320)	7.6%
Total operating expenses	(168,321)	62.5%	9,606	3.5%	(158,715)	59.0%

Operating profit	50,228	18.7%	9,608	3.5%	59,836	22.2%
Net income attributable to Cheetah Mobile Shareholders	25,994	9.7%	9,608	3.5%	35,602	13.2%

Diluted earnings per ordinary share (RMB)	0.02		0.01		0.03
Diluted earnings per ADS (RMB)	0.21		0.08		0.29
Diluted earnings per ADS (USD)	0.03		0.01		0.04
Total Cheetah Mobile shareholder’s equity

Cheetah Mobile Inc.

Reconciliation of GAAP to Non-GAAP Results

(In '000, except for per share data)

	For The Year Ended December 31, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,763,579		—		1,763,579		284,237
Cost of revenues	(403,412)	22.9%	1,393	0.1%	(402,019)	22.8%	(64,794)
Gross profit	1,360,167	77.1%	1,393	0.1%	1,361,560	77.2%	219,443

Research and development	(436,840)	24.8%	51,176	2.9%	(385,664)	21.9%	(62,158)
Selling and marketing	(580,610)	32.9%	7,407	0.4%	(573,203)	32.5%	(92,384)
General and administrative	(260,047)	14.7%	113,298	6.4%	(146,749)	8.3%	(23,652)
Total operating expenses	(1,277,497)	72.4%	171,881	9.7%	(1,105,616)	62.7%	(178,194)

Operating profit	82,670	4.7%	173,274	9.8%	255,944	14.5%	41,249
Net income attributable to Cheetah Mobile Shareholders	67,941	3.9%	173,274	9.8%	241,215	13.7%	38,877

Diluted earnings per ordinary share (RMB)	0.05		0.13		0.18
Diluted earnings per ADS (RMB)	0.51		1.29		1.80
Diluted earnings per ADS (USD)	0.08		0.21		0.29

	For The Year Ended December 31, 2013
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	749,911		—		749,911		120,864
Cost of revenues	(140,526)	18.7%	10	0.0%	(140,516)	18.7%	(22,647)
Gross profit	609,385	81.3%	10	0.0%	609,395	81.3%	98,217

Research and development	(217,846)	29.0%	14,520	1.9%	(203,326)	27.1%	(32,770)
Selling and marketing	(201,504)	26.9%	2,835	0.4%	(198,669)	26.5%	(32,020)
General and administrative	(97,817)	13.0%	20,031	2.7%	(77,786)	10.3%	(12,537)
Total operating expenses	(517,167)	68.9%	37,386	5.0%	(479,781)	63.9%	(77,327)

Operating profit	92,218	12.4%	37,396	5.0%	129,614	17.4%	20,890
Net income attributable to Cheetah Mobile Shareholders	62,018	8.3%	37,396	5.0%	99,414	13.3%	16,023

Diluted earnings per ordinary share (RMB)	0.05		0.03		0.08
Diluted earnings per ADS (RMB)	0.54		0.33		0.87
Diluted earnings per ADS (USD)	0.09		0.05		0.14

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(In '000, except for per share data)

	For The Three Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PC	237,906	365,710	366,777	59,114
Mobile	31,273	112,968	222,111	35,798
Total	269,179	478,678	588,888	94,912

	For The Year Ended December 31,
	2013	2014	2014
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
PC	694,640	1,298,561	209,290
Mobile	55,271	465,018	74,947
Total	749,911	1,763,579	284,237

Cheetah Mobile Inc.

(In '000, except for per share data)

	For The Three Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Domestic revenues	263,410	424,452	449,819	72,498
Overseas revenues	5,769	54,226	139,069	22,414
Total	269,179	478,678	588,888	94,912

	For The Year Ended December 31,
	2013	2014	2014
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Domestic revenues	739,412	1,541,699	248,476
Overseas revenues	10,499	221,880	35,761
Total	749,911	1,763,579	284,237